February 15, 2007

Rufus Decker

Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          Blyth, Inc.

                Form 10-K for the Fiscal Year ended January 31, 2006

                Forms 10-Q for the Fiscal Quarters ended April 30, 2006, July 31, 2006, and October 31, 2006

                File No. 1-13026

Dear Mr. Decker,

This letter is written in response to your letter of January 24, 2007.  As requested, this letter keys our responses to the comments that were set forth in your letter which, for ease of reference, we have set forth below, in italics, before our responses thereto.

General

Comment:

1.             Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings where applicable.

Response:

We have included in our responses, where applicable, examples of what our additional or revised disclosures will look like and will include such revisions in future filings.

Form 10-K for the year ended January 31, 2006

Liquidity and Capital Resources, page 22

Comment:

2.             We note your representation on page 12 of your filing that “Currently, the Company expects to pay comparable cash dividends in the future.”  We also note that you increased your dividends paid from $8.6 million for the nine months ended October 31, 2005 to $9.3 million for the nine months ended October 31, 2006.  Given your decline in cash flows from operations for the years ended January 2004 to January 2006 and the negative cash flows from operations for the nine months ended October 31, 2006, please discuss in future filings your ability to continue increasing your dividends and the sustainability of your dividends given these negative trends.  Please refer to Item 303(a) (1) of Regulations S-K.

Response:

We will address our ability to pay cash dividends in future MD&A discussion of liquidity as appropriate, and, as requested, we will refer to Item 303(a)(1) of Regulations S-K.

Our statement on page 12 of Form 10-K that we expect to continue to pay comparable cash dividends in the future was intended to communicate our expectation to continue paying semi-annual cash dividends of a comparable amount but not that these dividends would necessarily continue to increase.  In future filings we will modify our discussion, in Part II, Item 5 of Form 10-K, of the payment of cash dividends to either make this clearer or delete the statement.  An example of a modified statement would be “Currently, the Company expects to pay semi-annual dividends in the future.”

Although our cash flow from operations has decreased in the past three fiscal years, cash dividends as a percentage of cash flow from operations are not significant and were less than 17% in fiscal 2006.  We expect to generate sufficient cash flow from operations in future years to enable the Company to pay cash dividends.

The negative cash flow from operations for the nine months ended October 31, 2006 is consistent with our historical nine month cash from operations position since fiscal 2000.  The cash flow from operations in the fourth quarter of fiscal 2007 is expected to be substantial, as has been our historical experience, such that the full year cash flow from operations will be positive.

As a result of the items discussed above we do not believe these factors will impact our ability to pay future cash dividends and the revised disclosure noted at the end of the second paragraph above will be included in our future filings.

Comment:

3.             You disclosed that you had $108.6 million of variable rate debt at January 31, 2006.  Based on your high level of variable rate debt please disclose the estimated interest expense of your variable interest rate debt in your contractual obligations table.  You may use the current variable interest rate and the current variable rate debt amount to compute the estimated interest expense as long as you disclose your assumptions.

Response:

We acknowledge your request to revise our contractual obligations table to include the estimated interest expense related to variable rate debt and we will include a disclosure similar to the modified January 31, 2006 table below in the contractual obligations table in future filings when appropriate. The amount of variable rate debt outstanding has continued to decline during fiscal 2007 and was less than $35 million as of October 31, 2006.

Payments Due by Period
Contractual Obligations (In thousands)	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Interest(3)	$104,516	$21,205	$43,164	21,280	$18,867
Capital Leases	52	20	31	1	—
Purchase Obligations(1)	31,279	31,219	60	—	—
Long-Term Debt(3)	345,970	1,049	9,872	223,480	111,569
Operating Leases	65,724	19,209	24,332	14,071	8,112
Lines of Credit	25,772	25,772	—	—	—
Other(2)	6,134	5,357	681	96	—
Total Contractual Obligations	$579,447	$103,831	$78,140	$258,928	$138,548

(1) Purchase obligations primarily consist of open purchase orders for inventory

(2) Other primarily consists of 410(k), profit sharing and pension obligations

(3) Long-term debt includes: 7.90% Senior Notes due October 1, 2009, 5.50% Senior Notes due November 1, 2013, a mortgage note payable-maturity June 1, 2020, an Industrial Revenue Bond(“IRB”)-maturity January 1, 2025 and six bank loans maturing from 2008 to 2020. The Company also has variable rate debt with variable interest rates for which an estimate has been included above using the current variable rate debt outstanding of $108.6 million and the variable interest rate of 3.4% as of January 31, 2006.

Critical Accounting Policies, page 25

Comment:

4.             Please revise your critical accounting policies disclosures for goodwill to address each of the following bullet points:

4.1 Provide a more detailed description of the valuation method used to determine if goodwill is impaired and how you calculated cash flows for your impairment test, including the assumptions used to support recoverability.  State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in an impairment to your goodwill balance.

Response:

In addition to our responses that follow we have provided a revised Critical Accounting Policy disclosure for goodwill in Appendix A to this letter and will include such revision in future filings.

The Company performs its annual assessment of impairment as of January 31, which is our fiscal year-end date.  For goodwill, the first step is to identify whether a potential impairment exists. This is done by comparing the fair value of a reporting unit to its carrying amount, including goodwill.  Fair value for each of our reporting units is estimated utilizing a combination of valuation techniques, namely the discounted cash flow methodology and the market multiple methodology. The discounted cash flow methodology assumes the fair value of an asset can be estimated by the economic benefit or cash flows to be received over the life of the asset, discounted to its present value. The discounting process uses a rate of return that accounts for both the time value of money and the investment risk factors. The market multiple methodology estimates fair value based on what other participants in the market have recently paid for reasonably similar assets. Adjustments are made to compensate for differences between the reasonably similar assets and the assets being valued. If the fair value of the reporting unit exceeds the carrying value, no further analysis is necessary.  The fair value of the reporting units is derived by calculating the average of the outcome of the two valuation techniques described above.  If the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step compares the carrying amount of the goodwill to the estimated fair value of the goodwill. If fair value is less than the carrying amount, an impairment loss is reported as a reduction to the asset and a charge to operating expense.

Our assumptions used to support recoverability include the reporting unit’s five year business outlook. The business outlook is a five year projection of the business units’ financial performance.  This business outlook includes five years of projected financial information which includes an income statement, balance sheet, statement of cash flows and capital spending in addition to various assumptions that underlie the business plan. The most detailed aspect of the business outlook is the near term view of the business for the upcoming twelve months. First revenue projections are determined by sales and senior management of the business unit to form what is commonly known as the sales forecast. The sales forecast serves as the basis for developing cost throughout the organization and is the responsibility of each departmental manager to project costs for the next fiscal year as well as assumptions underlying the costs such as headcount, profit margins, past historical performance and any other key metrics. On an annual basis the budget is presented to and reviewed by the CEO and the CFO of the Company. Certain modifications may be incorporated into the final version of the budget after this review is done. The subsequent years of the business outlook (years 2-5) are developed by the senior business unit management and the corporate financial planning and analysis team. This is done at a higher strategic level than the budget process and will include certain assumptions for sales growth, gross margins, costs and capital spending. This will include a projected balance sheet, income statement, statement of cash flows and capital spending budget that will be compiled into what is known as the five year business outlook. The five year business outlook includes the cash generated from the reporting unit and certain assumptions for revenue growth, capital spending and profit margins. This serves as the basis for the discounted cash flow model in determining fair value. Additionally, the discount rate utilized in the cash flow model values the reporting unit to its net present value taking into consideration the time value of money, other investment risk factors and the terminal value of the business which is generally a multiple of earnings before income taxes, depreciation and amortization (“EBITDA”).  If, however, actual sales growth, gross margins, costs and capital spending should differ significantly from the assumptions included in our business outlook used in the cash flow models the reporting units’ fair values could fall significantly below expectations resulting in a goodwill impairment charge. Typically, this situation could occur if the Company’s sales or operating cost structure were to change significantly from management’s current projections. The following circumstances could impact the Company’s cash flow and cause further impairments to reported goodwill:

•                  Unexpected increase in competition resulting in lower prices or lower volumes,

•                  Entry of new products into the marketplace from competitors,

•                  Lack of acceptance of the Company’s new products into the marketplace,

•                  Loss of key employee or customer,

•                  Significantly higher raw material costs, and

•                  Macro economic factors

Comment:

4.2 For all of your reporting units by reportable segment, tell us the estimated fair value versus the carrying value for each as of January 31, 2005 and 2006 and your goodwill impairment assessment dates in 2007.  For reporting units with declining fair values and/or values close to their carrying value in 2005, 2006 and 2007, the amounts should have been disclosed in addition to the amount of long-lived assets and goodwill at risk.  Ensure such disclosures are provided in your filings.

Response:

In the table below is a summary of estimated fair values by reporting unit by reportable segment and assumptions used in comparison to the carrying values in assessing recoverability and other data as requested.  Long lived assets represent primarily fixed assets and other long term assets excluding goodwill and other intangibles.  Please note that the Wholesale Europe reporting unit shown at January 31, 2005 and 2006 did not exist at June 30, 2006 due to the disposition of the component businesses of this reporting unit.  We acknowledge your request and will incorporate the disclosure as presented in Appendix A in the Company’s future filings.

As of January 31, 2005 ($'s in millions).			Wholesale
	Direct Selling	Catalog & Internet	Wholesale Premium	Sterno	Wholesale Europe
Estimated fair value	$1,483.3	$149.7	$139.5	$54.6	$183.4
Recorded carrying value of assets	198.7	136.1	133.8	49.7	82.1
Excess (impaired) value to recorded value	$1,284.6	$13.6	$5.7	$4.9	$101.4

Assumptions and other information:
Discount rate	10.5%	11.0%	11.5%	13.5%	11.0%
Revenue growth rate	2.5%	3.0%	3.5%	3.0%	3.0%
Tax rate	39.0%	39.0%	39.0%	39.0%	35.0%
Goodwill at risk	$0.3	$74.5	$75.1	$34.8	$61.4
Other long lived assets at risk	106.8	19.1	18.7	10.3	29.0

As of January 31, 2006 ($'s in millions).			Wholesale
	Direct Selling	Catalog & Internet	Wholesale Premium	Sterno	Wholesale Europe
Estimated fair value	$1,222.7	$149.9	$99.4	$57.0	$144.7
Recorded carrying value of assets prior to impairment	137.4	143.7	142.7	67.0	118.7
Excess (impaired) value to recorded value	$1,085.3	$6.2	$(43.3)	$(9.9)	$26.0
Recorded carrying value of assets after impairment charge (1)	$137.4	$143.7	$100.5	$55.9	$144.7

Assumptions and other information:
Discount rate	10.5%	13.0%	13.0%	13.0%	11%
Revenue growth rate	2.5%	2.8%	3.5%	3.0%	3%
Tax rate	39.0%	39.0%	39.0%	39.0%	41%
Goodwill at risk before impairment	$2.3	$77.0	$67.3	$34.8	$57.7
Goodwill at risk after impairment	2.3	77.0	25.1	23.7	57.7
Other long lived assets at risk	106.8	18.5	24.8	10.3	22.4

As of June 30, 2006 ($'s in millions). (2)	Wholesale
	Wholesale Premium	Sterno
Estimated fair value	$88.0	$45.4
Recorded carrying value of assets prior to impairment	114.6	55.6
Excess (impaired) value to recorded value	$(26.6)	$(10.2)
Recorded carrying value of assets after impairment charge	$89.5	$43.9

Assumptions and other information:
Discount rate	15.0%	13.0%
Revenue growth rate	3.5%	2.5%
Tax rate	39.0%	39.0%
Goodwill at risk before impairment	$25.1	$23.7
Goodwill at risk after impairment	—	12.0
Other long lived assets at risk	23.7	8.2

(1)             The impairment recorded does not equal the impaired value above because the above is a result of a Step 1 calculation, but Step 2 yielded a slightly different amount.

(2)             An impairment review was done in the second quarter of fiscal 2007 due to triggering events as described in 4.3 below.

Comment:

4.3 Please disclose in greater detail the underlying changes in the discounted cash flow and market multiple methodologies that led to the goodwill impairment charges recognized in the wholesale segment in 2007.  Please also tell us in a comprehensive manner the changes in the underlying assumptions that led to the goodwill impairment charges in 2007.

Response:

During the second quarter of fiscal 2007, the Company revised its business projections for the Wholesale Premium and the Sterno reporting units as the business outlook and underlying assumptions changed unfavorably.  Management identified the decline in the near term business outlook as triggering events in the Wholesale Premium and Sterno reporting units within the Wholesale segment altering the previous assumptions used in their business outlooks.

For the Wholesale Premium reporting unit, a revised assessment of one of the component businesses was made in the second quarter of fiscal 2007. This assessment indicated a much less favorable outlook than the outlook included in the budget and forecasts used in the fiscal 2006 year-end assessment.  A revised timeline was established during the second quarter of fiscal 2007 for the complete integration of the premium candle and the seasonal decorations businesses and included new information regarding the near term sales outlook for certain larger national accounts.  This integration which began in fiscal 2006 was not progressing as planned in the budget process and a new timeline was provided. In addition, information became available regarding certain key national accounts, such as Hallmark, which were sourcing their products directly from Asia eliminating our Wholesale business from the distribution process. Therefore, management decided it needed to focus its efforts on the smaller independent retailers.  As a result, further restructurings were announced in the second quarter of fiscal 2007.  These factors lead the Wholesale Premium reporting unit to significantly alter the near-term outlook for the business.

After running our internal discounted cash flow model with the updated Wholesale Premium figures, which showed the need to move to a Step 2 calculation, the Company engaged a nationally recognized independent valuation firm, to perform an impairment analysis as of June 30, 2006.  This was the same firm that performed the FY’06 annual assessment of goodwill for the Wholesale Premium reporting unit.

Consistent with the FY’06 assessment, the estimated fair value of the reporting unit was determined utilizing a combination of valuation techniques, namely the discounted cash flow methodology and the market multiple methodology.   The fair value of the reporting units is derived by calculating the average of the outcome of the two valuation techniques.  As a result of the changes in the outlook for the business, certain changes were made to the assumptions in the model for revenue growth as well as changing the discount rate from 13% in the FY’06 assessment to 15% in the current assessment and a lower terminal multiple (6.5x EBITDA in the FY’06 assessment versus 6.0x EBITDA in the current assessment) to reflect the increased risk in the cash flows and operations of the business.

In Step 2 of the analysis, the fair value of the fixed assets determined in the FY’06 assessment was used as only 5 months had lapsed since then and the June 30th assessment.  Further, the same identified (and unrecorded) intangible assets were included in the calculation:  the Colonial trade name and the technology the Company has developed for tallow-based candles.  The value of the Colonial trade name was updated from the year-end analysis for the change in the business outlook.

Based on the outcome of the analysis, the Company wrote-off the entire amount of goodwill in this reporting unit, which resulted in a non-cash pre tax goodwill impairment charge of $25.1 million for the Wholesale Premium reporting unit.

For the Sterno reporting unit, the Company decided in early June 2006 to put on hold any further marketing and sales of the new Flameless products, as there have been a number of quality issues with the products, and also to halt work to develop an alternative design for the Flameless pouches.  These decisions necessitated a re-forecasting of the business model for the current and future years.  During the re-forecasting process in June, results-to-date were reviewed and used to update the forecasts, and in addition to the adjustments related to the Flameless product, included significant increases in costs due to commodity prices, particularly aluminum, and lower cost savings from the profit improvement projects built into last year’s budget that was used in the annual assessment of goodwill for the Sterno reporting unit.

After running our internal discounted cash flow model with the updated Sterno outlook, which showed the need to move to a Step 2 calculation, the Company engaged a nationally recognized independent valuation firm to perform an impairment analysis as of June 30, 2006.  This was the same firm that performed the FY’06 annual assessment of goodwill for the Sterno reporting unit.

Consistent with the FY’06 assessment, the estimated fair value of the reporting unit was determined utilizing a combination of valuation techniques, namely the discounted cash flow methodology and the market multiple methodology.  The fair value of the reporting units is derived by calculating the average of the outcome of the two valuation techniques.  Also consistent with the FY’06 assessment, a discount rate of 13% and a terminal multiple of 5x EBITDA were used.  The Company believes the discount rate of 13% is appropriate for a few reasons.  First, the Flameless sales and operations that have been excluded from the June 30, 2006 assessment were riskier than the core Sterno business as Flameless was a new product.  Secondly, commodity prices did not become inherently riskier, instead, the Company factored in current expectations of where the prices are going.

In Step 2 of the analysis, the fair value of the fixed assets determined in the FY’06 assessment were used as only 5 months had lapsed since then and the June 30th assessment.  Further, the same identified (and unrecorded) intangible assets were included in the calculation:  Flameless technology of $1.3 million, the Sterno and Ambria trade names and customer relationships.  The latter two intangibles were updated for the change in the business outlook.  With regard to the Flameless technology intangible asset, the Company felt it was appropriate to continue to value this asset as we believe there is future economic benefit in the concept and technology developed at least to the extent of the cost to develop (which was the basis for the $1.3 million value).  The Company has applied for several patents to protect the design and technology for probable future use.

As a result of the analysis, the Company recorded a non-cash tax deductible goodwill impairment charge of $11.7 million for the Sterno reporting unit leaving $12.0 million of goodwill that will be subject to the annual impairment assessment in the fourth quarter of fiscal 2007.

Comment:

4.4 Please disclose how you estimated fair value; the significant assumptions related to your estimates, uncertainties associated with your assumptions, the risks of changes to your assumptions; and a sensitivity analysis depicting the effect of a 1% change in these assumptions.

Response:

The Company engaged the services of a nationally recognized independent valuation firm to perform an impairment analysis of the intangible and tangible assets as of January 31, 2006 for the Catalog & Internet Segment and two of the reporting units within the Wholesale Segment and as of June 30, 2006 for the two reporting units in the Wholesale Segment (intangible assets only). The fair value estimate utilized both the discounted cash flow methodology and the market multiple methodology described in our response to question 4.1. The significant assumptions, risk of changes to the assumptions and uncertainties associated with the assumptions were reviewed with the business unit management, senior management, and the independent valuation firm. The assumptions used to support recoverability include the reporting unit’s five year business outlook. The business outlook is a five year projection of the business unit’s financial performance. This business outlook includes five years of projected financial information which includes an income statement, balance sheet, statement of cash flows and capital spending in addition to various assumptions that underlie the business outlook. The most detailed aspect of the business outlook is the near term view of the business for the upcoming twelve months. First revenue projections are determined by sales and senior management of the business unit to form what is commonly known as the sales forecast. The sales forecast serves as the basis for developing cost throughout the organization. On an annual basis the budget is presented and reviewed by the CEO and the CFO of the Company. Certain modifications may be incorporated into the final version of the budget after this review is done. The subsequent years of the business outlook (years 2-5) are developed by the senior business unit management and the corporate financial planning and analysis team. This is done at a higher strategic level than the budget process and will include certain assumptions for sales growth, gross margins, costs and capital spending. This will include a projected balance sheet, income statement, statement of cash flows and capital spending budget that will be compiled into what is known as the five year business outlook. The five year business outlook serves as the basis for the discounted cash flow model and determining fair value. There are two main assumptions that are used for the discounted cash flow analysis: First, the discount rate and second the revenue growth rate. This discount rate is used to value the gross cash flows expected to be derived from the business to its net present value. The discount rate uses a rate of return to account for the time value of money and an investment risk factor. The revenue growth rate is based upon past revenue performance as well as the expected revenue growth using both macro and micro economic factors surrounding the business. A change in the discount rate is often used by management to alter or temper the discounted cash flow model if there is a higher degree of risk that the business outlook objectives might not be achieved. These risks are often based upon the business units past performance, competition, confidence in the business unit management, position in the marketplace, acceptance of new products in the marketplace and other macro and micro economic factors surrounding the business. Management will review these risks and assumptions contained within each reporting unit’s business outlook and determine the risk of changes to the assumptions and other uncertainties associated with the business outlook.

If management feels there is additional risk associated with the business outlook it will adjust the discount rate and terminal value accordingly. The terminal value changes due to modifications to the revenue growth rate discussed above. The terminal value is generally a multiple of EBITDA and is discounted to its net present value using the discount rate. Capital expenditures are included and are consistent with the historical business trend plus any known significant expenditures. If the outlook for the reporting units as of January 31, 2006 was to be less optimistic than we had assumed in our valuation model, whereby if we increased the discount rate and decreased the revenue growth rate by 1%, respectively, the fair value of the Direct Selling, Catalog & Internet, and Wholesale Segments would have decreased by $274.3 million, $15.4 million and $42.5 million, respectively.  Conversely, if the outlook for the reporting units as of January 31, 2006 was more optimistic than we had assumed in our valuation model, whereby we decreased the discount rate and increased the revenue growth rate by 1%, respectively, the fair value of the Direct Selling, Catalog & Internet and Wholesale Segments would have increased by $238.3 million, $22.9 million and $67.6 million, respectively.  For the Wholesale Segment in which we recorded a goodwill impairment charge as of January 31, 2006 in the amount of $53.3 million, the above increase in fair value would have resulted in a decrease to the impairment charge of $28.9 million, while the above decrease in fair value would have resulted in an increase in the impairment charge of $19.2 million.

Comment:

5.             Please revise your critical accounting policies disclosures for indefinite-lived trade names and trademark intangible assets to disclose the following:

5.1 Disclose the amounts of trade names and trademarks allocated to your respective reportable segments.

Response:

All trade name and trademark intangible assets relate to the Company’s acquisitions of Miles Kimball and Walter Drake in fiscal 2004 and are reported in the Company’s Catalog & Internet Segment. The Company has approximately $28.1 million in trade names and trademarks as of January 31, 2006, whose fair value was determined at the dates of acquisition through valuations conducted by independent valuation firms, and will disclose their value in all future filings.  The fair value of these trade names and trademarks as of January 31, 2006 was $30.2 million.

Comment:

5.2 Provide a more detailed description of the valuation method used to determine if indefinite-lived intangible assets are impaired, including the assumptions used to support recoverability.  State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in an impairment to your indefinite-lived intangible asset balance.

Response:

The Company performs its annual assessment of impairment as of January 31, 2006, which is our fiscal year-end date. For indefinite-lived intangible assets, the Company uses the relief from royalty method. The underlying concept of the relief from royalty method is that the inherent economic value of intangibles is directly related to the timing of future cash flows associated with the intangible asset. Similar to the income approach or discounted cash flow methodology used to determine the fair value of goodwill, the fair value of indefinite-lived intangible assets is equal to the present value of after-tax cash flows associated with the intangible asset based on an applicable royalty rate. The royalty rate is determined by using existing market comparables for royalty agreements using an intellectual property data base. The arms-length agreements generally support a rate that is a percentage of direct sales. This approach is based on the premise that the free cash flow is a more valid criterion for measuring value than “book” or accounting profits.  If, however, actual cash flows should fall significantly below expectations this could result in an impairment of our indefinite-lived intangible assets.

Comment:

5.3 Tell us the estimated fair value versus the carrying value for each material trade name and/or trademark as of January 31, 2005 and January 31, 2006 and their latest impairment assessment date, if applicable.  For any trade name and or trademark with declining fair values and/or values close to their carrying value, you should have discussed the related amounts of assets at risk.  Ensure such disclosures are provided in your filings.

Response:

The Company carried forward the values for its indefinite-lived intangible assets from the valuations performed at the time of acquisition of the intangible assets in fiscal 2004 to January 31, 2005 as there were no significant changes in the businesses in the fiscal year following acquisition and we therefore believe the value of these indefinite-lived intangible assets had not changed. The Company engaged the services of a nationally recognized independent valuation firm to perform an impairment analysis of our indefinite-lived intangible assets as of January 31, 2006 for the Catalog & Internet Segment. The estimated fair values and assumptions used for the indefinite-lived intangible assets are listed below as of January 31, 2005 and 2006:

As of January 31, 2005 ($'s in millions)
Trade names and Trademarks	Royalty rate	Discount rate	Estimated fair value	Recorded value	Impaired value
Miles Kimball	2.00%	15.00%	$10.9	$10.9	$—
Walter Drake	2.50%	16.00%	9.6	9.6	—
Exposures	2.00%	15.00%	4.3	4.3	—

As of January 31, 2006 ($'s in millions)
Trade names and Trademarks	Royalty rate	Discount rate	Estimated fair value	Recorded value	Impaired value
Miles Kimball	2.00%	15.00%	$12.0	$10.9	$—
Walter Drake	2.50%	15.00%	9.9	9.6	—
Exposures	2.50%	15.00%	5.0	4.3	—

We acknowledge your request and will include the fair values of trade names and trademarks with declining values and/or values close to their carrying value, as noted in Appendix A, in the Company’s future filings.

Comment:

5.4 Please disclose how you estimated fair value; the significant assumptions related to your estimates, uncertainties associated with your assumptions, the risks of changes to your assumptions; and a sensitivity analysis depicting the effect of a 1% change in these assumptions.

Response:

The Company engaged the services of a nationally recognized independent valuation firm to perform an impairment analysis of our indefinite-lived intangible assets as of January 31, 2006 for the Catalog & Internet Segment. The fair value estimate for trade names and trademarks utilized the relief from royalty method described in our response to question 5.2. The significant assumptions, risk of changes to the assumptions and uncertainties associated with the assumptions were reviewed with the business unit management, senior management, and the independent valuation firm. The two primary assumptions used in the relief from royalty method are the discount rate and the royalty rate. This discount rate is used to value the expected net cash flows to be derived from the royalty to its net present value. The discount rate uses a rate of return to account for the time value of money and an investment risk factor. The royalty rate is based upon past royalty performance as well as the expected royalty growth rate using both macro and micro economic factors surrounding the business.  A change in the discount rate is often used by management to alter or temper the discounted cash flow analysis if there is a higher degree of risk that the estimated cash flows from the indefinite-lived intangible asset may not be fully achieved. These risks are often based upon the business units past performance, competition, confidence in the business unit management, position in the marketplace, acceptance of new products in the marketplace and other macro and micro economic factors surrounding the business. If as of January 31, 2006, the discount rate should increase and the royalty rate decrease by 1%, respectively, the fair value of the Catalog & Internet trade names and trademarks would have decreased by $13.2 million.  Conversely, if the discount rate should decrease and the royalty rate increase by 1%, respectively, the fair value of the Catalog & Internet trade names and trademarks would have increased by $15.5 million.

Financial Statements

Consolidated Statements of Earnings, page 35

Comment:

6.             On page 18 you disclosed that you excluded a loss from the sale of Impact Plastics from operating profit in 2006.  Please revise to include this loss within operating profit in future filings or tell us how you determined that it was appropriate to exclude this loss from your operating profit given the guidance of paragraph 45 of SFAS 144.

Response:

We acknowledge your comment and it appears that the loss from the sale of Impact Plastics should have been classified within operating profit but due to the relative immateriality of the loss ($1.6 million or 2.8% of fiscal 2006 operating profit) we believe our financial statements are materially correct.  In addition, as illustrated in the table below, the classification of the $1.6 million loss from the sale of Impact Plastics does not affect the trend of our operating profit.

January 31, ($’s in millions)			As Reported	If Adjusted
	2004	2005	2006	2006
Operating Profit	$153.1	$169.3	$56.2	$54.6

Going forward if we have similar transactions we will include them in operating profit and also ensure that our MD&A in future filings will make it clear where the transaction is classified.

Additionally, in our fiscal 2007 10-K we will revise our discussion of the 2006 operating results to state that the $1.6 million loss from the sale of Impact Plastics was not included in the Company’s operating profit in fiscal 2006.

Note 1 — Summary of Significant Accounting Policies, page 38

Income Taxes

Comment:

7.             We note that you make reference to third party advisors in estimating your probable tax obligations.  Please disclose the names of the third party advisors in the filing.  Alternatively you may delete this reference.

Response:

We will delete the reference to third party advisors in our future filings.

Note 13 — Employee Benefit Plans, page 57

Comment:

8.             We note that you make references to third party pension plan asset managers in developing the assumed expected long-term rate of return on assets.  Please disclose the names of the pension plan asset managers in the filing.  Alternatively you may delete this reference.

Response:

We will delete the reference to third party pension plan asset managers in our future filings.

Form 10-Q for the period ended October 31, 2006

Note 5 — Short-term investments, page 15

Comment:

9.             You classified $60.5 million of auction rate securities and variable rate demand obligations due after ten years as current assets.  With reference to paragraph 4 of Chapter 3 in ARB 43 and SFAS 115, provide for us your basis for classifying these investments as current assets.

Response:

The Company invests a portion of available cash in auction rate securities and variable rate demand obligations from time to time.  Per SFAS 115, paragraph 12(b) we classify these investments as available-for-sale as they do not fit the definition of held-to-maturity, as we do not intend to hold the investments until maturity, nor trading securities as we do not buy securities principally for the purpose of selling them in the near term with the objective of generating profits on short-term differences in price.  Per paragraph 17 of SFAS 115, “An enterprise that presents a classified statement of financial position shall report individual held-to-maturity, individual available-for-sale, and individual trading securities as either current or noncurrent, as appropriate, under the provisions of ARB No. 43, Chapter 3A, Working Capital-Current Assets and Current Liabilities.”

Per ARB No. 43, Chapter 3A, paragraph 4, “For accounting purposes, the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.”  Further paragraph 5 of ARB No. 43, Chapter 3A states, “A one-year time period is to be used as a basis for the segregation of current assets in cases where there are several operating cycles occurring within a year.”

The auction rate securities and variable rate demand obligations that we invest in have settlement dates ranging from 7 to 49 days whereby the interest rate on the securities is reset periodically in an auction process that occurs at least as often as every three months, resulting in a highly liquid market for such securities.  Our intent is to hold these securities as liquid assets easily convertible to cash during the normal operating cycle of the business.

Based on the foregoing we believe that the classification of our investments in auction rate securities and variable rate demand obligations as current assets is appropriate.

We hope that the foregoing will be satisfactory to you, and we look forward to receiving any further comments or suggestions that you may have.

Blyth, Inc. acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Robert H. Barghaus
Vice President and Chief Financial Officer

Appendix A

Critical Accounting Policies

Goodwill and other indefinite lived intangibles — Goodwill and other indefinite lived intangibles are subject to an assessment for impairment using a two-step fair value-based test and such other intangibles are also subject to impairment reviews, which must be performed at least annually, or more frequently if events or circumstances indicate that goodwill or other indefinite lived intangibles might be impaired.

The Company performs its annual assessment of impairment as of January 31, which is our fiscal year-end date.  For goodwill, the first step is to identify whether a potential impairment exists. This is done by comparing the fair value of a reporting unit to its carrying amount, including goodwill.  Fair value for each of our reporting units is estimated utilizing a combination of valuation techniques, namely the discounted cash flow methodology and the market multiple methodology. The discounted cash flow methodology assumes the fair value of an asset can be estimated by the economic benefit or cash flows to be received over the life of the asset, discounted to its present value. The discounting process uses a rate of return that accounts for both the time value of money and the investment risk factors. The market multiple methodology estimates fair value based on what other participants in the market have recently paid for reasonably similar assets. Adjustments are made to compensate for differences between the reasonably similar assets and the assets being valued. If the fair value of the reporting unit exceeds the carrying value, no further analysis is necessary. The fair value of the reporting units is derived by calculating the average of the outcome of the two valuation techniques described above.  If the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step compares the carrying amount of the goodwill to the estimated fair value of the goodwill. If fair value is less than the carrying amount, an impairment loss is reported as a reduction to the asset and a charge to operating expense. As a result of our 2006 goodwill impairment analysis, we recognized a goodwill impairment charge of $53.3 million in the Wholesale segment (See Note 9 to the Consolidated Financial Statements). The primary cause of the decrease in fair value for these Wholesale reporting units was a substantial decline in business performance during fiscal 2006 in addition to having a substantial restructuring of one of the component businesses. Also a separate reporting unit within the Wholesale segment experienced a failed product launch resulting in a shortfall to their outlook.

Our assumptions in the discounted cash flow methodology used to support recoverability include the reporting unit’s five year business outlook. The business outlook is a five year projection of the business unit’s financial performance.  The business outlook includes the cash generated from the reporting unit and certain assumptions for revenue growth, capital spending and profit margins. This serves as the basis for the discounted cash flow model in determining fair value. Additionally, the discount rate utilized in the cash flow model values the reporting unit to its net present value taking into consideration the time value of money, other investment risk factors and the terminal value of the business which is generally a multiple of earnings before income taxes, depreciation and amortization (“EBITDA”).  The following circumstances could impact the Company’s cash flow and cause further impairments to reported goodwill:

•                  Unexpected increase in competition resulting in lower prices or lower volumes,

•                  Entry of new products into the marketplace from competitors,

•                  Lack of acceptance of the Company’s new products into the marketplace,

•                  Loss of key employee or customer,

•                  Significantly higher raw material costs, and

•                  Macro economic factors

The table below is a summary of estimated fair values as of January 31, 2005 and 2006 for those reporting units that either have fair values close to their carrying value or have declining fair values and assumptions used in comparison to the carrying values in assessing recoverability.

As of January 31, 2005 ($'s in millions).		Wholesale
	Catalog & Internet	Wholesale Premium	Sterno
Estimated fair value	$149.7	$139.5	$54.6
Recorded carrying value of assets	136.1	133.8	49.7
Excess (impaired) value to recorded value	$13.6	$5.7	$4.9

Assumptions and other information:
Discount rate	11.0%	11.5%	13.5%
Revenue growth rate	3.0%	3.5%	3.0%
Tax rate	39.0%	39.0%	39.0%
Goodwill at risk	$74.5	$75.1	$34.8
Other long lived assets at risk	19.1	18.7	10.3

As of January 31, 2006 ($'s in millions).		Wholesale
	Catalog & Internet	Wholesale Premium	Sterno
Estimated fair value	$149.9	$99.4	$57.0
Recorded carrying value of assets prior to impairment	143.7	142.7	67.0
Excess (impaired) value to recorded value	$6.2	$(43.3)	$(9.9)
Recorded carrying value of assets after impairment charge	$143.7	$100.5	$55.9

Assumptions and other information:
Discount rate	13.0%	13.0%	13.0%
Revenue growth rate	2.8%	3.5%	3.0%
Tax rate	39.0%	39.0%	39.0%
Goodwill at risk before impairment	$77.0	$67.3	$34.8
Goodwill at risk after impairment	77.0	25.1	23.7
Other long lived assets at risk	18.5	24.8	10.3

If, however, actual revenue growth, profit margins, costs and capital spending should differ significantly from the assumptions included in our business outlook used in the cash flow models the reporting units’ fair values could fall significantly below expectations and, additional impairment charges could be required to write down goodwill to its fair value and if necessary other long lived assets could be subject to a similar fair value test and possible impairment.  Long lived assets represent primarily fixed assets and other long term assets excluding goodwill and other intangibles.

There are two main assumptions that are used for the discounted cash flows analysis: First, the discount rate and second the revenue growth rate. This discount rate is used to value the gross cash flows expected to be derived from the business to its net present value. The discount rate uses a rate of return to account for the time value of money and an investment risk factor. The revenue growth rate is based upon past revenue performance as well as the expected revenue growth using both macro and micro economic factors surrounding the business. A change in the discount rate is often used by management to alter or temper the discounted cash flow model if there is a higher degree of risk that the business outlook objectives might not be achieved. These risks are often based upon the business units past performance, competition, confidence in the business unit management, position in the marketplace, acceptance of new products in the marketplace and other macro and micro economic factors surrounding the business.

If management feels there is additional risk associated with the business outlook it will adjust the discount rate and terminal value accordingly. The terminal value is generally a multiple of EBITDA and is discounted to its net present value using the discount rate. Capital expenditures are included and are consistent with the historical business trend plus any known significant expenditures. If the outlook for the reporting units as of January 31, 2006 was to be less optimistic than we had assumed in our valuation model, whereby we increased the discount rate and decreased the revenue growth rate by 1%, respectively, the fair value of the Direct Selling, Catalog & Internet, and Wholesale Segments would have decreased by $274.3 million, $15.4 million and $42.5 million, respectively.  Conversely, if the outlook for the reporting units as of January 31, 2006 was more optimistic than we had assumed in our valuation model, whereby we decreased the discount rate and increased the revenue growth rate by 1%, respectively, the fair value of the Direct Selling, Catalog & Internet and Wholesale Segments would have increased by $238.3 million, $22.9 million and $67.6 million, respectively.  For the Wholesale Segment in which we recorded a goodwill impairment charge as of January 31, 2006 in the amount of $53.3 million, the above increase in fair value would have resulted in a decrease to the impairment charge of $28.9 million while the above decrease in fair value would have resulted in an increase in the impairment charge of $19.2 million.

The Company’s trade name and trademark intangible assets relate to the Company’s acquisitions of Miles Kimball and Walter Drake in fiscal 2004 and are reported in the Company’s Catalog & Internet Segment. The Company has approximately $28.1 million in trade names and trademarks as of January 31, 2006, whose fair value was determined at the dates of acquisition. The fair value of these trade names and trademarks as of January 31, 2006 was $30.2 million.

The Company performs its annual assessment of impairment for indefinite-lived intangible assets as of January 31, which is our fiscal year-end.  The Company uses the relief from royalty method to estimate the fair value for indefinite-lived intangible assets. The underlying concept of the relief from royalty method is that the inherent economic value of intangibles is directly related to the timing of future cash flows associated with the intangible asset. Similar to the income approach or discounted cash flow methodology used to determine the fair value of goodwill, the fair value of indefinite-lived intangible assets is equal to the present value of after-tax cash flows associated with the intangible asset based on an applicable royalty rate. The royalty rate is determined by using existing market comparables for royalty agreements using an intellectual property data base. The arms-length agreements generally support a rate that is a percentage of direct sales. This approach is based on the premise that the free cash flow is a more valid criterion for measuring value than “book” or accounting profits.

The Company carried forward the values for its indefinite-lived intangible assets from the valuations performed at the time of acquisition of the intangible assets in fiscal 2004 to January 31, 2005 as there were no significant changes in the businesses in the fiscal year following acquisition and we therefore believe the value of these indefinite-lived intangibles had not changed.

The two primary assumptions used in the relief from royalty method are the discount rate and the royalty rate. This discount rate is used to value the expected net cash flows to be derived from the royalty to its net present value. The discount rate uses a rate of return to account for the time value of money and an investment risk factor. The royalty rate is based upon past royalty performance as well as the expected royalty growth rate using both macro and micro economic factors surrounding the business. A change in the discount rate is often used by management to alter or temper the discounted cash flow analysis if there is a higher degree of risk that the estimated cash flows from the indefinite-lived intangible asset may not be fully achieved. These risks are often based upon the business units past performance, competition, position in the marketplace, acceptance of new products in the marketplace and other macro and micro economic factors surrounding the business. If, however, actual cash flows should fall significantly below expectations this could result in an impairment of our indefinite-lived intangible assets.  If as of January 31, 2006, the discount rate would have increased and the royalty rate would have decreased by 1%, respectively, the fair value of the Catalog & Internet trade names and trademarks would have decreased by $13.2 million.  Conversely, if the discount rate would have decreased and the royalty rate would have increased by 1%, respectively, the fair value of the Catalog & Internet trade names and trademarks would have increased by $15.5 million.